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03012832

VF3-6-03

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RECEIVED
MAR - 3 2003
WASH. D.
181

UNITED STATES
ND EXCHANGE COMMISSION
.hington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 17th Floor
                                (No. and Street)

New York,   New York   10022
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Jennings   212-829-5537
                                              (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaplan Plavin & Steinhardt, LLP
                (Name — if individual, state last, first, middle name)

East 210 Route 4   Paramus   New Jersey 07652
    (Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

°ED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 9 2003

OATH OR AFFIRMATION

I, __Richard Jennings_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Jennings Securities LLC_____, as of

__December 31_____, 19 __2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
                                       Signature

                Managing Member
                                     Title

_____
              Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jennings Securities LLC
Table of Contents

KAPLAN
PLAVIN &
STEINHARDT, LLP

KAPLAN
PLAVIN &
STEINHARDT, LLP

C E R T I F I E D P U B L I C A C C O U N T A N T S

Independent Auditors' Report

The Board of Directors
Jennings Securities LLC

We have audited the accompanying balance sheet of Jennings Securities LLC as of December 31, 2002 and the related statements of income, cash flows and changes in members' capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Jennings Securities LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paramus, New Jersey
February 18, 2003

2

Jennings Securities LLC
Balance Sheet
December 31, 2002

ASSETS

Current Assets

Cash and cash equivalents	$33,269	
Investment	3,300	
Total Assets		$36,569

LIABILITIES AND MEMBERS' CAPITAL

Members' Capital

Members' capital	$36,569	
Total Liabilities and Members' Capital		$36,569

The accompanying notes are an integral part of these
financial statements. See Auditors' Report.

3

KAPLAN
PLAVIN &
STEINHARDT, LLP

Jennings Securities LLC
Statement of Income
For the Year Ended December 31, 2002

Revenue

Fees	$ 73,455	
Dividends	200	
Total revenue		$ 73,655

Operating expenses

Commissions	$57,500	
Rent	3,600	
Dues	3,056	
Professional fees	1,450	
Postage	12	
Insurance	766	
Filing fees	325	
Total operating expenses		66,709

Net income $ 6,946

The accompanying notes are an integral part of these
financial statements. See Auditors' Report.

4

Jennings Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities

Net income	$ 6,946	
Adjustments to reconcile net income to net cash from operating activities	-	
Net cash from operating activities		$ 6,946
Distributions to members		(60,000)
Net decrease in cash		(53,054)
Cash, January 1, 2002		86,323
Cash, December 31, 2002		$ 33,269

Supplemental disclosures of cash flow information.

Cash paid during the year for

Interest		$ -
Income taxes		$ -

The accompanying notes are an integral part of these
financial statements. See Auditors' Report.

5

KAPLAN
PLAVIN &
STEINHARDT, LLP

Jennings Securities LLC
Statement of Changes in Members' Capital
For the Year Ended December 31, 2002

Members' capital, January 1, 2002	$89,623
Members' distributions	(60,000)
Net income	6,946
Members' capital, December 31, 2002	$ 36,569

The accompanying notes are an integral part of these
financial statements. See Auditors' Report.

KAPLAN
PLAVIN &
STEINHARDT, LLP

1. Organization

   Jennings Securities LLC ("the Company") is a limited liability company formed during July, 1999 under the laws of the State of New York. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company was approved to open for business by the National Association of Securities Dealers on September 21, 1999.

2. Summary of Significant Accounting Policies

   A summary of significant accounting policies consistently applied in preparation of the accompanying financial statements is as follows:

   a.   Income Taxes

   The Company has been organized as a limited liability company and has elected to be taxed as a partnership. As such, the net income is taxable to the individual members in accordance with their ownership percentages. Accordingly, no provision for federal or state income taxes is provided for in these financial statements.

   b.   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   c.   Cash

   Cash consists of balances held in checking accounts. At December 31, 2002 and throughout the year, the Company's cash balances were deposited with the Chase Manhattan Bank. Management believes the Company is not exposed to any significant credit risk on cash.

   d.   Investment

   The investment consists of a private placement security of NASDAQ which is carried at cost.

3. Investment

   The investment consists of the following:

   Private placement security
        300 shares of NASDAQ common stock $3,300

7

4. Income Taxes Payable

The company has provided for the unincorporated business tax imposed by New York City, (Refer to Note 2a). For the year ended December 31, 2002, New York City Unincorporated Business Tax amounted to $0.

5. Members' Capital

The Company paid distributions to its members amounting to $60,000.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, Jennings Securities LLC had net capital of $32,853 which was $27,853 in excess of the amount required.

6. Fair value of financial instruments

The estimated fair values of the Company's financial instruments as of December 31, 2002 are as follows:

	Carrying Amount	Fair Value
Assets:		
Cash	$33,269	$33,269

Jennings Securities LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2002

Net Capital:

Total members' capital	$36,569

Add:
Liabilities subordinated to claims of general creditors
Allowable in computation of net capital

Other	-
Total capital and allowable subordinated liabilities	36,569

Deductions and/or charges:
Non-allowable assets

Private placement securities	3,300
Net capital before haircuts on securities positions	33,269
Haircuts on securities positions	406
Net capital	$32,853

Aggregate indebtedness:

Items included in the statement of financial condition

Accounts payable	$ -
Corporation income taxes payable	-
Computation of basic net capital requirement	-
Minimum net capital required	$ 5,000
Excess net capital	$27,853
Ratio: Aggregate indebtedness to net capital	0 to 1

There are no material differences between the audited Computation of Net Capital under
Rule 15c3-1 and the broker-dealer's corresponding Unaudited Part II or Part IIA.

9

KAPLAN
PLAVIN &
STEINHARDT, LLP

KAPLAN PLAVIN & STEINHARDT, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors
Jennings Securities LLC

We have audited the financial statements of Jennings Securities LLC for the year ended December 31, 2002, and have issued our report thereon dated February 18, 2003. As part of our audit, we made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

East 210 Route 4 • Paramus, New Jersey 07652-5106
Telephone 201.368.2828 • Facsimile 201.368.9148

KAPLAN
PLAVIN &
STEINHARDT, LLP

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

Independent Auditor's Report on Internal Accounting
Control Required by SEC Rule 17a-5

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Jennings Securities LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Paramus, New Jersey
February 18, 2003

11

East 210 Route 4 • Paramus, New Jersey 07652-5106
Telephone 201.368.2828 • Facsimile 201.368.9148